Exemption number: 82 4639

02055473

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:*** ***Fax:***	***1 202 94 22 990*** ***1 202 94 29 624***
Contact name:	**Wojciech Marciniak** **Director, Investor Relations**	***Phone:*** ***Fax:***	***(48 76) 84 78 280*** ***(48 76) 84 78 205***

Announcement also provided to required statutory authorities

Date: 22 October 2002

Number of pages (including this one): 1

Current report 63/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 15 October 2002 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration, for the company KGHM Metraco Sp. z o.o. with its registered head office in Legnica (a subsidiary of KGHM Polska Miedź S.A.).
The share capital of KGHM Metraco Sp. z o.o. was reduced by PLN 200 thousand through the retirement of 400 shares owned by the employees and having a nominal per-share value of PLN 500 each.
The share capital of KGHM Metraco Sp. z o.o. after registration amounts to PLN 2 545 thousand and is divided into 5 090 shares at PLN 500 each.
The ownership structure following registration is as follows:
KGHM Polska Miedź S.A. – 98.96%
Mieczysław Chanecki – 1.04%
The total number of votes arising from all issued shares after registration of this change in share capital is PLN 5 090.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

dlw 10/28

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

DYREKTOR DEPARTAMENTU Informacji i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

02 OCT 28